Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RetroPerc Medical Products, Inc.
111 Town Square Place, Suite 1203
Jersey City, NJ 07310
http://www.retroperc.com

Up to $1,234,998.58 in Common Stock at $1.06
Minimum Target Amount: $124,000.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: RetroPerc Medical Products, Inc.
Address: 111 Town Square Place, Suite 1203, Jersey City, NJ 07310
State of Incorporation: DE
Date Incorporated: August 16, 2024

Terms:

Equity

Offering Minimum: $124,000.92 | 116,982 shares of Common Stock
Offering Maximum: $1,234,998.58 | 1,165,093 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.06
Minimum Investment Amount (per investor): $499.26

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus

As you are our distinguished Urology colleague, we are excited to offer you bonus shares (15%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

The 10% StartEngine Venture Club Bonus

RetroPerc Medical Products, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.06 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

RetroPerc Medical Products, Inc. is a medical device company focused on transforming kidney stone surgery through innovative technology. Our flagship product, RetroPerc®, is an FDA-cleared, patented, disposable puncture set designed for Urologists to perform safer, more precise renal punctures during Percutaneous Nephrolithotomy (PCNL) procedures. The RetroPerc® kit uses a groundbreaking 'inside-out' approach to renal puncture, significantly reducing renal trauma and radiation exposure compared to traditional methods. Currently sold in the U.S. and adopted by leading urology centers, RetroPerc® is poised for international expansion as we continue to revolutionize kidney stone surgeries globally.

Corporate History

RetroPerc, Inc. was originally established as JBW7 Innovations, LLC, a Limited Liability Company in the state of Michigan. The LLC subsequently underwent a name change to RetroPerc, LLC. On June 30, 2022, the company converted to a corporation in the state of Delaware. An IRS S-Election was made for this corporation.

Retroperc Medical Products, Inc. was incorporated on august 16, 2024. RetroPerc Medical Products, Inc. is a newly formed Delaware C-Corporation and a subsidiary of RetroPerc, Inc. (S Corp), created as part of a corporate reorganization to transition into a C-Corporation in preparation for a capital raise on StartEngine. All assets and liabilities of RetroPerc, Inc. have been transferred to the new entity, which will now serve as the vehicle for the StartEngine raise.

The Company's headquarters are located in Passaic, New Jersey.

IP Summary

The intellectual property portfolio includes Patent #8888787 and Patent #8771287. Additionally, there are pending Patent Applications #18207713 and #17860176. Complementing these patents is Trademark Registration #5805126.

We believe RetroPerc Medical Products, Inc. has maintained its strong patent position. We have strived to expand our scope of IP for natural extensions of this surgical concept and extended our IP into what in our opinion can be characterized as audaciously exciting territory. Not all of this is in the public domain, however, we are very confident in the power of our IP to continue to grow our company both vertically and horizontally.

Competitors and Industry

Industry & Competitors

The global urology device market is competitive, with leading companies such as Boston Scientific, Medtronic, and Cook Medical offering solutions for kidney stone removal and other urological procedures. However, most of these competitors utilize traditional 'outside-in' renal puncture techniques, which can result in greater trauma and complications. RetroPerc® sets itself apart by providing a patented 'inside-out' puncture method that minimizes renal trauma and radiation exposure, offering a safer, more effective solution for Urologists performing PCNL procedures. Our device is also FDA-cleared and recognized by key U.S. urology centers, giving us a competitive advantage in the market.

Current Stage and Roadmap

Current Stage

RetroPerc Medical Products, Inc. has achieved traction with its innovative RetroPerc® device. The product has received FDA clearance and is already adopted by leading U.S. urology centers, demonstrating strong market acceptance. In addition to being awarded the prestigious 2023 Edison™ Gold Medal for medical innovation, RetroPerc® is currently undergoing a large multicenter, prospective clinical trial to further establish its effectiveness and safety. These achievements highlight the device's proven potential in transforming kidney stone surgeries, and they pave the way for broader adoption both in the U.S. and internationally. With a growing presence and strong clinical backing, RetroPerc® is well-positioned for continued success.

Future Roadmap

RetroPerc Medical Products, Inc. is currently focused on expanding its market presence within the U.S. while actively planning for international expansion. In the near term, we are conducting a large multicenter, prospective clinical trial to further validate the safety and efficacy of the RetroPerc® device. As part of our future roadmap, we aim to secure regulatory approvals in international markets, broaden our product offerings in urological surgery, and continue building strong relationships with leading healthcare providers. With ongoing innovation and clinical research, RetroPerc® is positioned to become the standard of care for kidney stone surgeries globally.

The Team

Officers and Directors

Name: Jason Benjamin Wynberg

Jason Benjamin Wynberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, President and CEO, Director & Principal Accounting Officer
  Dates of Service: July, 2014 - Present
  Responsibilities: I am the founder and President/CEO and handle all day to day operations

Other business experience in the past three years:

- Employer: Summit Medical Group of New Jersey
  Title: Urologist
  Dates of Service: September, 2019 - August, 2022
  Responsibilities: A Urologist for Summit Medical Group of New Jersey

Other business experience in the past three years:

- Employer: NYU Langone Hospital—Brooklyn
  Title: Director of Endourology, Brooklyn Campus
  Dates of Service: August, 2022 - August, 2023
  Responsibilities: Served as Director of Endourology, at the Brooklyn Campus of NYU Langone Hospital

Other business experience in the past three years:

- Employer: Commonwealth Health
  Title: Attending Urologist
  Dates of Service: September, 2023 - August, 2024
  Responsibilities: Served as an Attending Urologist at Commonwealth Health

Other business experience in the past three years:

- Employer: Holy Name Medical Center
  Title: Attending Urologist
  Dates of Service: August, 2024 - Present
  Responsibilities: Serving as an Attending Urologist at Holy Name Medical Center

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the

Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could

adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
RetroPerc Inc. (100% owned by Jason Wynberg)	9,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,165,093 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,000,000 outstanding.

Voting Rights

one vote per share

Material Rights

The total amount outstanding does not include 663,569 shares to be issued pursuant to stock options issued.

The total amount outstanding does not include 336,431 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,000,000
  Use of proceeds: Initial Issuance of Securities
  Date: August 16, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $111,866 compared to $146,893 in fiscal year 2023. This increase in revenue is attributed to expanded sales efforts, increased market penetration, and growing recognition of the RetroPerc® device within U.S. urology centers. The higher revenue in 2023 reflects the our ability to attract more clients and scale operations.

Cost of Sales

Cost of Sales for fiscal year 2022 was $13,764 compared to $7,252 in fiscal year 2023. The decrease in cost of sales from 2022 to 2023 is a result of improved manufacturing efficiencies and better sourcing strategies, which allowed us to lower production costs while maintaining the quality of its product.

Gross Margins

Gross margins for fiscal year 2022 were $98,102 compared to $139,641 in fiscal year 2023. The increase in gross margins was driven by the combination of higher revenue and lower cost of goods sold in 2023. We believe this reflects our ability to optimize our operational processes and improve profitability as sales grew.

Expenses

Expenses for fiscal year 2022 were $127,200 compared to $165,225 in fiscal year 2023. The increase in expenses is largely due to investments in research and development, marketing efforts, and expanding the company's operational capacity to support future growth. These expenditures were necessary to drive revenue growth and prepare the company for broader market expansion.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future because the company has already demonstrated successful market penetration with increasing sales, and we expect to scale further with continued demand for the RetroPerc® product. Past cash was primarily generated through sales of our FDA-cleared device to U.S. urology centers. Our goal is to increase sales and expand into international markets, further driving revenue growth. While historical cash flows have been positive, they may not fully represent the expected future growth as we scale operations, increase production, and enter new markets. We anticipate significant increases in revenue as we expand internationally and introduce new products or enhancements to our existing line.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2024, the Company has capital resources available in the form of $27,000 cash on hand. Currently, there are no existing lines of credit or shareholder loans in place.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our expansion into international markets, inventory scaling, and further development of our product line.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 9-12 months. This is based on a current monthly burn rate of $5,000 for expenses related to salaries, inventory, and ongoing research & development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 18-24 months. This is based on an anticipated monthly burn rate of $10,000, covering expenses for salaries, inventory for international expansion, and ongoing product development. In other words, the burn rate will increase to the extent that we deploy capital to grow the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including potential strategic partnerships, government grants, and a possible Series A round of equity funding. These efforts will support future growth and market expansion.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,540,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no preferred stock outstanding. In making this calculation, we have not assumed: (i) any outstanding options are exercised; or (iii) any shares reserved for issuance under a stock plan will be issued.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.92 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $1,234,998.58, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Research & Development
  20.0%
  We will use 20% of the funds raised for continued research and development, including new product enhancements and testing. This will support the refinement of the RetroPerc® device and explore future innovations in kidney stone removal procedures and other urological solutions.
- Inventory
  25.0%
  We will use 25% of the funds to purchase inventory for the RetroPerc® product in preparation for the expansion into international markets and meeting growing demand within the U.S. This will ensure we have the materials and finished goods necessary to scale efficiently.
- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel to support day-to-day operations, including roles in sales, marketing, and customer support. Wages will be commensurate with the candidates' experience and aligned with the strategic needs of the company. Expanding the team will be critical for driving growth, managing partnerships, and facilitating market entry.
- Working Capital
  19.5%
  We will allocate 19.5% of the funds for working capital to cover expenses associated with scaling our operations, such as regulatory compliance, product marketing, administrative costs, and general business development. This will ensure that we can maintain smooth operations as we expand our market presence and continue generating revenue.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.retroperc.com (http://www.retroperc.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/retroperc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR RetroPerc Medical Products, Inc.

[See attached]

RETROPERC, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page


SET
APART

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
RetroPerc, Inc.
Passaic, New Jersey

We have reviewed the accompanying financial statements of RetroPerc, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 27, 2024
Los Angeles, California

RETROPERC, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 3,418	$ 1,059
Accounts Receivable, net	14,100	13,120
Inventory	72,096	21,924
Total Current Assets	**89,614**	**36,103**
Property and Equipment, net	10,218	-
Total Assets	**$ 99,832**	**$ 36,103**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 2,500	$ -
Credit Cards	480	9,774
Total Current Liabilities	**2,980**	**9,774**
Total Liabilities	**$ 2,980**	**$ 9,774**
STOCKHOLDERS' EQUITY		
Common Stock	850	850
Additional Paid in Capital	336,939	236,966
Accumulated Deficit	(240,937)	(211,487)
Total Stockholders' Equity	**96,852**	**26,329**
Total Liabilities and Stockholders' Equity	**$ 99,832**	**$ 36,103**

See accompanying notes to financial statements.

RETROPERC, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 146,893	$ 111,866
Cost of Goods Sold	7,252	13,764
Gross Profit	**139,641**	**98,102**
Operating Expenses		
General and Administrative	155,603	114,101
Selling and Marketing	9,622	13,099
Total Operating Expenses	**165,225**	**127,200**
Net Operating Income Loss	**(25,584)**	**(29,098)**
Interest Expense	3,866	-
Loss Before Provision for Income Taxes	**(29,450)**	**(29,098)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (29,450)**	**$ (29,098)**

See accompanying notes to financial statements.

RETROPERC, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Members' Contribution	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	-	$ -	$ -	$ 169,573	$ (182,389)	$ (12,816)
Capital Contribution	-	-	-	63,928	-	63,928
Conversion from LLC into Corporation	8,500,000	850	232,651	(233,501)	-	-
Share-Based Compensation	-	-	4,315	-	-	4,315
Net Loss	-	-	-	-	(29,098)	(29,098)
Balance—December 31, 2022	**8,500,000**	**$ 850**	**$ 236,966**	**$ -**	**$ (211,487)**	**$ 26,329**
Capital Contribution	-	-	67,968	-	-	67,968
Share-Based Compensation	-	-	32,005	-	-	32,005
Net Loss	-	-	-	-	(29,450)	(29,450)
Balance—December 31, 2023	**8,500,000**	**$ 850**	**$ 336,939**	**$ -**	**$ (240,937)**	**$ 96,852**

See accompanying notes to financial statements.

RETROPERC, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (29,450)	$ (29,098)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	2,555	-
Share-Based Compensation	32,005	4,315
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(980)	(6,072)
Inventory	(50,172)	(21,924)
Accounts Payable	2,500	-
Credit Cards	(9,294)	(12,929)
Net Cash Used In Operating Activities	**(52,836)**	**(65,708)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(12,773)	-
Net Cash Used in Investing Activities	**(12,773)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholders' Contribution	67,968	63,928
Net Cash Provided by Financing Activities	**67,968**	**63,928**
Change in Cash & Cash Equivalents	**2,359**	**(1,780)**
Cash & Cash Equivalents —Beginning of The Year	1,059	2,839
Cash & Cash Equivalents—End of The Year	**$ 3,418**	**$ 1,059**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 3,866	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

RetroPerc, Inc. was originally established as JBW7 Innovations, LLC, a Limited Liability Company in the state of Michigan. The LLC subsequently underwent a name change to RetroPerc, LLC. On June 30, 2022, the company converted to a corporation in the state of Delaware. An IRS S-Election was made for this corporation. The financial statements of RetroPerc, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Passaic, New Jersey.

RetroPerc, Inc. is a medical technology company specializing in innovative procedures that minimize renal trauma during nephrostomy operations. The company has developed a proprietary technique that involves the precise alignment of medical instruments within the kidney's infundibulum, ensuring accuracy in three dimensions (X-Y-Z axis) during the puncture process. By aligning the ureteroscope and subsequent instruments along this path, RetroPerc's procedure reduces the risk of renal injury, enhancing patient safety and outcomes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

If the Company sells goods or services to customers and shall recognize revenue at a point in time:
Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at a point in time when the customer takes possession of the goods.
- Online Sales: Revenue is recognized at a point in time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at a point in time when the goods are shipped or delivered to the wholesale customer.

100% of our revenue is from the sale of RetroPerc RP91-01 in the USA and outside the US.

Cost of Sales

The Cost of sales includes the cost of materials and manufacturing.

Income Taxes

The Company is taxed as an S corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $9,622 and $13,099, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 27, 2024, which is the date the financial statements were available to be issued.

3. INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Finished Goods	$ 72,096	$ 21,924
Total Inventory	**$ 72,096**	**$ 21,924**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Vehicles	$ 12,773	$ -
Property and Equipment, at cost	**12,773**	**-**
Accumulated Depreciation	(2,555)	-
Property and Equipment, net	**$ 10,218**	**$ -**

Depreciation expenses for the years ended December 31, 2023, and 2022 were $2,555 and $0, respectively.

5. DEBT

The Company had no debt outstanding as of December 31, 2023.

6. SHARE-BASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows: IS # of SHARES WRONG?

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-		-	-
Granted	300,000	$	0.26	
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	**300,000**	**$**	**0.26**	**6.00**
Exercisable Options at December 31, 2022	**62,500**	**$**	**0.26**	**6.00**
Granted	363,569		0.26	
Exercised	-		-	
Expired/Cancelled	-		-	
Outstanding at December 31, 2023	**663,569**	**$**	**0.26**	**5.00**
Exercisable Options at December 31, 2023	**638,569**	**$**	**0.26**	**5.00**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2023, and 2022, the Company recognized stock-based compensation expenses of $32,005 and $4,315, respectively.

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with par value of $0.0001. As of December 31, 2023, and 2022, 8,500,000 shares of common stock have been issued and were outstanding.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

There are no related party transactions As of December 31, 2023.

10. SUBSEQUENT EVENTS

On August 16, 2024, the Company completed a corporate reorganization to transition into a C-Corporation in preparation for a capital raise on StartEngine. The reorganization involved creating a new Delaware C-Corporation, RetroPerc Medical Products, Inc., as a majority owned subsidiary of the existing S-Corporation, RetroPerc, Inc. All assets and liabilities of RetroPerc, Inc. were transferred to the new C-Corporation subsequent to incorporation, which will now serve as the issuer entity for the StartEngine raise.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $69,023, an operating cash outflow of $52,836 and liquid assets in cash of $3,418, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

RETROPERC MEDICAL PRODUCTS, INC.

REVIEWED FINANCIAL STATEMENTS
AS OF INCEPTION (AUGUST 16, 2024)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)


SET
APART
ACCOUNTANCY CORP.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
RetroPerc Medical Products, Inc.
Passaic, New Jersey

We have reviewed the accompanying financial statements of RetroPerc Medical Products, Inc.(the "Company,"), which comprise the balance sheet as of August 16, 2024, and the related statement of operations, statement of stockholders' equity, and cash flows for the period endings on August 16, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 9, 2024
Los Angeles, California

RETROPERC MEDICAL PRODUCTS, INC.
BALANCE SHEET
(UNAUDITED)

As of Inception August 16,	**2024**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	**-**
TOTAL ASSETS	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS' EQUITY	
Common Stock	900
Subscription Receivable	(900)
Retained Earnings/Accumulated Losses	-
Total Stockholders' Equity	**-**
Total Liabilities and Stockholders' Equity	**$ -**

See accompanying notes to financial statements.

RETROPERC MEDICAL PRODUCTS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For The Period Ended	August 16, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/Loss	**-**
Operating Expenses	
General And Administrative	-
Total Operating Expenses	**-**
Net Operating Income/(Loss)	-
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

RETROPERC MEDICAL PRODUCTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Retained Earnings/Accumulated Losses	Total Stockholders' Equity
Inception Date (August 16, 2024)	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	9,000,000	900	(900)	-	-
Net Profit/Loss	-	-	-	-	-
Balance— (August 16, 2024)	**9,000,000**	**$ 900**	**$ (900)**	**$ -**	**$ -**

See accompanying notes to financial statements.

For The Period Ended		August 16, 2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/Loss	$	-
Net Cash Provided By /(Used In) Operating Activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used In Investing Activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Net Cash Provided By Financing Activities		**-**
Change In Cash And Cash Equivalents		**-**
Cash And Cash Equivalents—Beginning Of The Year		-
Cash And Cash Equivalents—End Of The Year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

RetroPerc Medical Products, Inc. was incorporated on August 16, 2024, in the state of Delaware. The financial statements of RetroPerc Medical Products, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Passaic, New Jersey.

RetroPerc Medical Products, Inc. is a newly formed Delaware C-Corporation and a subsidiary of RetroPerc, Inc. (S Corp), created as part of a corporate reorganization to transition into a C-Corporation in preparation for a capital raise on StartEngine. All assets and liabilities of RetroPerc, Inc. have been transferred to the new entity, which will now serve as the vehicle for the StartEngine raise.

RetroPerc, Inc. is a medical technology company specializing in innovative procedures that minimize renal trauma during nephrostomy operations. The company has developed a proprietary technique that involves the precise alignment of medical instruments within the kidney's infundibulum, ensuring accuracy in three dimensions (X-Y-Z axis) during the puncture process. By aligning the ureteroscope and subsequent instruments along this path, RetroPerc's procedure reduces the risk of renal injury, enhancing patient safety and outcomes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of August 16, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 9, 2024, which is the date the financial statements were issued.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock at a par value of $0.0001 per share. As of August 16, 2024, 9,000,000 shares have been issued and outstanding.

The company reserved 1,000,000 shares for issuance under its equity incentive plan. On August 16, 2024 (Inception Date), 663,569 stock options issued and outstanding by RetroPerc Inc. were transferred to the Company.

4. DEBT

The Company has no debt as of August 16, 2024.

5. RELATED PARTY

There are no related party transactions as of August 16, 2024.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of August 16, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from August 16, 2024 through September 9, 2024, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF RETROPERC MEDICAL PRODUCTS, INC

Superior Nephrostomy Creation

RetroPerc® is an FDA-cleared medical device manufactured and sold by RetroPerc Medical Products, Inc. RetroPerc® is a unique disposable puncture set that enables a Urologist to perform an anatomically precise renal puncture for the removal of large kidney stones ...

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


RETROPERC
A NEW STANDARD IN
MINIMALLY INVASIVE
KIDNEY STONE SURGERY

$0 Raised

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

Get Equity
$1.06 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$499.26	$9.54M

REASONS TO INVEST

INNOVATIVE SOLUTION: The RetroPerc® procedure creates an 'inside-out' renal puncture, significantly reducing renal trauma and radiation exposure compared to the traditional 'outside-in' method of renal puncture.

- PROVEN MARKET TRACTION: FDA-cleared, adopted by leading U.S. urology centers, awarded the '23 Edison™ Gold Medal and currently undergoing a large multicenter, prospective clinical trial.

- EXPERTLY DEVELOPED: Designed by an NIH-trained Urologist, for Urologists, RetroPerc® is meticulously crafted for optimal performance, ensuring patient safety and procedural success every time.

TEAM



Jason Wynberg • Founder, CEO, President, Director & principal accounting officer

Dr. Wynberg is a fellowship trained, board certified Urologist in New Jersey. He has a penchant for seeking deep understanding of difficult problems and felt that the most anatomically correct renal puncture would originate from within the kidney. Thus ...

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David Smith • Head of Engineering

Dave is the former VP of R&D for Horizon Medical Products, RITA Medical systems, Angiodynamics, President and Chief Technology Officer at TransCardiac Therapeutics and Operational Director at Galt Medical. Dave has eleven issued patents. He has be...

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Joseph Orsi • Chief Financial Officer (Part-Time/Fractional)

Joe is a financial modeling and systems expert in the startup space after gaining nearly a decade of capital markets experience at J.P. Morgan. His financial models and systems have been leveraged to raise $1 bn+ of capital, ranging from Seed to Series ...

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THE PITCH

Transforming Urologic Surgery with Groundbreaking Precision Renal Puncture


RETROPERC
Gain precise percutaneous access to the kidney by means of controlled fine wire puncture from within the collecting system.
FDA
APPROVED

RetroPerc® is transforming the way Urologists perform critical renal punctures during PCNL surgeries. With our FDA-cleared, patented device, urologists are achieving safer, more precise punctures using the 'inside-out' method of renal puncture. This reduces renal trauma and radiation exposure. Backed by numerous awards, a growing presence in U.S. urology centers, and now a multi-center prospective clinical trial, RetroPerc® is the new pacesetter in advanced kidney stone surgery. Join us as we expand this groundbreaking technology globally.



"This technique allows me to actively guide the precise position of the renal puncture. I have been able to decrease patient blood loss, increase stone-free rates, decrease fluoroscopy time, leave more patients tubeless, and send more patients home the same day."

– Dr. William J. Terry
Urologist, Alabama

**The above testimonial may not be representative of the opinions or experiences of other RetroPerc® users and is not a guarantee of future performance or success.*

THE PROBLEM & OUR SOLUTION

Solving Surgical Challenges with a Unique and Simple Approach

RetroPerc® was developed to address the challenges of traditional renal puncture techniques in PCNL procedures. Unlike the conventional ‘outside-in’ approach, which can lead to significant trauma and complications, RetroPerc® allows urologists to perform the puncture from ‘inside-out,’ aligning with the kidney’s natural anatomy. This innovative approach can not only minimize renal trauma but can also reduce radiation exposure, enhance procedural control, and allow for a more straightforward surgical process.

With every improved renal puncture is a patient and family who benefit from receiving less kidney injury and less radiation exposure!


5F

RETROPERC

Puncture the relatively avascular papilla
under direct vision. EVERY TIME.

AVOID INFUNDIBULAR INJURY

Position your nephrostomy dilation and sheath position in perfect alignment with the infundibular long axis. Offering maximal protection of infundibulum.

REDUCED RADIATION

Dramatically reduces radiation exposure for patient and surgical team.

SINGLE PROCEDURE

Allows the nephrostomy tract creation and PCNL to be performed as one procedure, eliminating a second anesthesic.

SMALLER SURGICAL TEAM

The surgical assistant doesn't need to be a Urologist to achieve a perfect RetroPerc puncture.

SUPINE POSITION

Ideal for supine position - maintain endoscopic

access from above and below.

FULL CONTROL

Through and through access - never lose control of nephrostomy tract.

INTUITIVE

A natural extension of flexible ureteroscopy.

Our business model focuses on direct sales to urology centers and hospitals across the U.S., with active plans to expand into international markets. By targeting leading urology departments and intensifying our presence at key medical conferences, we aim to drive adoption and generate robust revenue streams. Additionally, our commitment to research and education through collaborations with residency programs will further solidify RetroPerc® as a potential new gold standard in renal puncture technology.

"The learning curve is very very quick; within 2-3 cases, I felt very facile with it. One of the beautiful things with it is the access is perfectly in line with the calyx and infundibulum, and these cases are almost bloodless, it's pretty remarkable."

– Dr. Scott Shie
Urologist, Ohio

**The above testimonial may not be representative of the opinions or experiences of other RetroPerc® users and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

Establishing RetroPerc® as a Go-To for Urologists

The U.S. market for urological devices is strong and expanding, driven by the increasing demand for innovative solutions that enhance surgical outcomes. The nephrostomy device segment is projected to exceed $2.4 billion by 2032.[1] Additionally, the kidney stone management device market, valued at $1.7 billion in 2023, is expected to grow at a 4.8% CAGR, reaching $2.3 billion by 2030.[2]


TARGETING THE
KIDNEY STONE MANAGEMENT MARKET
$2.3B
PROJECTED CAGR OF
4.8%
$1.7B
2023
2030
(PROJECTED)

Source

RetroPerc® has already made a strong impact, with FDA clearance and widespread positive feedback from urologists nationwide. Our inclusion in the American Urological Association's Core Curriculum further cements our position as an emerging leader in the field. With $85,000 in non-dilutional grants and recognition like the Edison™ Awards Gold Medal, RetroPerc® is poised for continued growth as we expand our reach both domestically and internationally.


RETROPERC

ACHIEVEMENTS, RECOGNITION & GRANTS

The American Urological Association (AUA) has now included this procedure as part of the Core Curriculum for Urologist Education.
The Core Curriculum reports that this procedure 'reduces renal trauma' and 'reduces radiation'.

Edison™ Awards Gold Medal 2023
for the category of "Minimally Invasive Medicine"


EDISON AWARDS
GOLD
2023 WINNER

Initiation of a **PROSPECTIVE, MULTI-CENTER CLINICAL TRIAL** CURRENTLY ENROLLING PATIENTS AT MAJOR U.S. UNIVERSITY HOSPITALS

$50K Atlantic Pediatric Device Consortium (APDC)

$15K 'follow on' funds from APDC

Tech Town **$15K** (Michigan)

From January 1, 2024, to September 2024, our net profit is $59,839, up 220% from the prior year. Total revenue in 2024 as of September 10, 2024, is $141,900. Total revenue in 2023 was $146,900.

WHY INVEST

Invest in the Growth of RetroPerc®


RETROPERC
HELP US CATALYZE A PARADIGM CHANGE IN KIDNEY STONE SURGERY
5F

Up until this raise, RetroPerc® has grown organically as a 'bootstrap' medical device company. We have made great headway into the kidney stone surgery market due to the strong value proposition of our product to Urologists and top-quality product design and manufacturing. We will deploy capital to hire our FIRST employed sales team, launch our U.S. educational programs, expand our trade show presence, support further research efforts in University settings, deepen our marketing efforts, and further develop our strong IP position.

Investing in RetroPerc® means being part of a revolution in urological surgery. Your investment will help us accelerate our market expansion, enhance our product offerings, and continue to improve the lives of patients and the capabilities of surgeons. With a proven product, strong market traction, and a clear path to growth, RetroPerc® offers a unique opportunity to invest in a game-changing medical technology.

Invest in RetroPerc® today.

ABOUT

HEADQUARTERS
111 Town Square Place, Suite 1203
Jersey City, NJ 07310

WEBSITE
View Site

RetroPerc® is an FDA-cleared medical device manufactured and sold by RetroPerc Medical Products, Inc. RetroPerc® is a unique disposable puncture set that enables a Urologist to perform an anatomically precise renal puncture for the removal of large kidney stones (Percutaneous Nephrolithotomy, PCNL). Our patented RetroPerc® kit is currently sold in the U.S., with active plans for international expansion.

TERMS

RetroPerc Medical Products, Inc

Overview

PRICE PER SHARE
$1.06

VALUATION
$9.54M

DEADLINE
Sep. 23, 2024 at 2:55 PM UTC

FUNDING GOAL
$124k - $1.23M

Breakdown

MIN INVESTMENT

OFFERING TYPE

$499.26

Equity

MAX INVESTMENT

$1,234,998.58

ASSET TYPE

Common Stock

MIN NUMBER OF SHARES OFFERED

116,982

SHARES OFFERED

Common Stock

MAX NUMBER OF SHARES OFFERED

1,165,093

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus

As you are our distinguished Urology colleague, we are excited to offer you bonus shares (15%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

The 10% StartEngine Venture Club Bonus

RetroPerc Medical Products, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.06 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS

AUA News

RetroPerc®: A New Tool to Simplify Renal Access for Percutaneous Nephrolithotomy

View Article


BackTable
Novel Approach to PCNLs
View Article

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Terms of Use Privacy Policy Disclaimer Annual Reports Form CRS Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. (“StartEngine”), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC (“SE Primary”), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA’s BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:53 PM 08/16/2024
FILED 03:53 PM 08/16/2024
SR 20243442566 - File Number 4733045

STATE of DELAWARE
CERTIFICATE of INCORPORATION
A STOCK CORPORATION

First: The name of this corporation is RetroPerc Medical Products, Inc. (the "**Corporation**").

Second: Its registered office in the State of Delaware is to be located at 838 Walker Road, Suite 21-2, Dover, Kent County, Delaware 19904. The name of its registered agent at such address is Registered Agent Solutions, Inc.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "**DGCL**").

Fourth: The amount of the total authorized capital stock of this corporation is 15,000,000 shares of $0.0001 par value.

Fifth: The name and mailing address of the incorporator is as follows:

Name: Jason Wynberg

Mailing Address: 32 Pleasant Ave.
Passaic, NJ 07055

Sixth: To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

I, the undersigned, as the sole incorporator of the Corporation, have signed this Certificate of Incorporation on August 16, 2024.

DocuSigned by:

Jason Wynberg

34EDB462705B48D...

Jason Wynberg, Sole Incorporator